METAMARKETS.COM FUNDS
444 DeHaro Street Suite 220
San Francisco, CA 94107

April 19, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:      Eric Purple, Esq.

Re:	MetaMarkets.com Funds Request for Withdrawal of Amendments to Registration Statement on Form N-1A File No. 333-79045

Ladies and Gentlemen:

On September 22, 2000, December 6, 2000 and February 2, 2001, MetaMarkets.com Funds (the "Registrant") filed amendment nos. 4, 6 and 7, respectively (the "Amendments"), to its registration statement on Form N-1A. The Registrant has determined not to proceed at this time with the offering, and no securities have been sold in connection with the offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the above-referenced Amendments.

Sincerely, METAMARKETS.COM FUNDS (Registrant) By: /s/ Donald L. Luskin Donald L. Luskin President